Ingersoll-Rand plc 170/175 Lakeview Drive Airside Business Park Swords, Co. Dublin, Ireland Tel: +353 1 870 7400 Fax: +353 1 870 7401

June 16, 2016

Via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ingersoll-Rand Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-34400

Dear Mr. Cascio:

This is in response to a letter dated May 20, 2016 from the Staff of the Securities and Exchange Commission (the “Staff”) to Susan K. Carter, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

For your convenience, we have set forth the Staff’s comments below followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1.
You stated in your letter to us dated December 23, 2013 that your non-U.S. subsidiaries sold products and services to Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Syria and Sudan since the referenced letter. You should describe any products, technology or services you have provided into Syria and Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Syria and Sudan or entities they control.

Response:
As requested, the Company’s response provides information regarding our contacts with Sudan and Syria since our letter to the staff dated December 23, 2013. Our responses are based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, E.L. CHAO (U.S.A.), J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
C.J. HORNER (U.S.A.), L.P. HUDSON (U.S.A.), M.W. LAMACH (U.S.A.), M.P. LEE, J.P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

The Company is a diversified manufacturing company. As noted in our letter in 2013, some of the Company’s non-U.S. subsidiaries have had limited sales into Sudan and Syria of a variety of products, equipment and services designed for commercial and/or residential use. The Company has no subsidiaries in Syria or Sudan. To its knowledge, the Company also does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Sudan or Syria. In addition, the Company has not had any such agreements, commercial arrangements or other contacts since our letter to the staff dated December 23, 2013.

U.S. laws and regulations permit certain transactions with Syria and Sudan subject to varying restrictions and requirements depending on the country. The Company has policies and procedures in place to ensure that it complies with relevant requirements such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.

More specifically, the sales originate and are constituted as follow:

Syria: The Company’s non-U.S. subsidiaries within the following segment have had limited sales into Syria as described below:

•
Climate – sales of indoor air conditioners and heat pump units, residential chillers and related services for those products for both commercial and residential use. Total approximate sales to Syria were $2.2 million in 2013. There were no sales to Syria during 2014, 2015 or for the quarter ended March 31, 2016.

Sudan: The Company’s non-U.S. subsidiaries within the following segment have had limited sales into Sudan as described below:

•
Climate – sales of indoor air conditioners and heat pump units, residential chillers and related services for those products for both commercial and residential use. Total approximate sales to Sudan were $0.5 million in 2013, none in 2014, $0.1 million in 2015 and none for the quarter ended March 31, 2016.

The Company has analyzed its contacts with Syria and Sudan from both a qualitative and quantitative standpoint as discussed in response to the staff’s second comment below, and, for the reasons discussed in this letter, the Company does not believe that a reasonable investor would deem information about the Company’s contacts with Syria and Sudan important in making an investment decision. Accordingly, the Company has not included such information in its periodic filings.

The Company maintains a robust compliance program including policies and procedures with respect to trade and exports and is committed to conducting business in full compliance with applicable laws, rules and regulations, including but not limited to the provisions of the U.S. Export Administration Regulations, the Foreign Assets Control Regulations of the U.S. Department of Treasury and other applicable regulations. The Company has dedicated significant personnel and resources to implementing and monitoring these policies and procedures. The Company believes its contacts with Syria and Sudan comply with U.S. economic sanctions laws and regulations.

The Company divested its Security Technologies business through a spin-off transaction on December 1, 2013. The business, which made certain sales of mechanical door locks and cylinders and related parts and hardware items and services related to such products during the fiscal year ended December 31, 2013, has been excluded from amounts provided above in order to conform with the presentation of the Company’s Form 10-K for fiscal year ended December 31, 2015. This business did not have any sales to Syria or Sudan in 2013 prior to the December 1, 2013 spin-off.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:
The Company has analyzed its contacts with Syria and Sudan from both a qualitative and quantitative standpoint. As discussed above, total approximate sales to Syria and Sudan were $2.7 million in 2013, none in 2014, $0.1 million in 2015 and none for the quarter ended March 31, 2016. The Company had total global revenue of $12.4 billion in 2013, $12.9 billion in 2014, $13.3 billion in 2015 and $2.9 billion for the quarter ended March 31, 2016. On a percentage basis, the combined sales revenue in Syria and Sudan as compared to the Company’s total revenue were as follows: 0.022% in 2013, 0% in 2014, 0% in 2015 and 0% for the quarter ended March 31, 2016. The Company maintains a robust compliance program including policies and procedures with respect to trade and exports and is committed to conducting business in full compliance with applicable laws, rules and regulations. The Company has dedicated significant personnel and resources to implementing and monitoring these policies and procedures. In the context of its overall business operations and given the Company’s focus on compliance with law, the Company believes that these limited activities by non-U.S. subsidiaries do not pose a material reputational risk or investment risk for the Company’s security holders in either quantitative terms or in qualitative terms.

The Company divested its Security Technologies business through a spin-off transaction on December 1, 2013. The business, which made certain sales of mechanical door locks and cylinders and related parts and hardware items and services related to such products during the fiscal year ended December 31, 2013, has been excluded from amounts provided above in order to conform with the presentation of the Company’s Form 10-K for fiscal year ended December 31, 2015. This business did not have any sales to Syria or Sudan in 2013 prior to the December 1, 2013 spin-off.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3.
We note from page F-34 that at December 31, 2015 you held approximately $10.6 billion of undistributed earnings of your subsidiaries that you considered permanently reinvested. Please address the following:

•	Clarify for us whether the amount represents undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested outside the United States.

•
Provide a reconciliation of the $10.6 billion amount to your consolidated retained earnings of $6.5 billion at December 31, 2015 that also shows the undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested, accumulated losses of non-U.S. subsidiaries, retained earnings of U.S. subsidiaries, and that clearly identifies and describes the adjustments recorded in consolidation.

•	Describe to us the circumstances under which your non-U.S. subsidiaries would hold accumulated losses (i.e., negative retained earnings) on an unconsolidated basis.

•
Tell us how you considered the need to discuss in Management’s Discussion and Analysis the impact of these large accumulated losses at non-U.S. subsidiaries on your capitalization and liquidity position including, as applicable, the ability of any these subsidiaries to effectively fulfill their guarantor obligations on your debt and those of your other subsidiaries.

Response:
In response to the Staff’s comments regarding the $10.6 billion of undistributed earnings of subsidiaries, the $10.6 billion of undistributed earnings that the Company considers permanently reinvested are undistributed earnings from both non-U.S. subsidiaries and U.S. subsidiaries as a result of being domiciled outside the U.S. The amount of such undistributed earnings in non-U.S. and U.S. subsidiaries is approximately $2.4 billion and $8.2 billion, respectively.

The following table reconciles the Company’s consolidated retained earnings of $6.9 billion at December 31, 2015 to the approximate $10.6 billion of undistributed earnings of permanently reinvested subsidiaries:

In billions	Total Company	U.S. Subsidiaries	Non-U.S. Subsidiaries
Consolidated retained earnings per Form 10-K	$6.9	$(5.8)	$12.7
Accumulated other comprehensive loss per 10-K (a)	(1.1)	(0.1)	(1.0)
Sub-total	5.8	(5.9)	11.7
Entities with accumulated deficits (b) (e)	27.7	14.2	13.5
Undistributed earnings not permanently reinvested (c) (e)	(34.3)	-	(34.3)
Consolidating adjustments (d) (e)	11.4	(0.1)	11.5
Undistributed earnings of permanently reinvested subsidiaries	$10.6	$8.2	$2.4

(a)	The Company considers accumulated other comprehensive income (loss) in determining the amount of accumulated undistributed earnings/deficits which could potentially give rise to deferred taxes.

(b)
These deficits are the result of non-cash goodwill impairment charges, incremental amortization relating to acquired businesses, intercompany financing, intercompany distributions and losses from the operations of unprofitable businesses.

(c)	Deferred taxes, where appropriate, have been provided for these undistributed earnings.

(d)	Adjustments made in consolidation to eliminate the effect in retained earnings of intercompany ownership transactions and intercompany dividends.

(e)	These amounts are comprised of retained earnings and accumulative other comprehensive income (loss).

Non-U.S. subsidiaries with accumulated losses on an unconsolidated basis are primarily driven by non-cash goodwill impairment charges, incremental amortization related to acquired businesses, intercompany financings, intercompany distributions and losses from the operations of unprofitable businesses in jurisdictions outside the U.S. These subsidiaries are supported by internal debt obligations, prior or future capital infusions or distributions of earnings not considered to be permanently reinvested.

The Company does not consider the accumulated losses at its non-U.S. subsidiaries to be a material factor impacting our capitalization and liquidity position. The Company has multiple guarantors within its debt structure, each having the ability to move funds to fulfill intercompany obligations. As a result, the Company does not believe additional disclosure within Management’s Discussion and Analysis aids the users of its financial information in evaluating the Company and making informed investment decisions.

4.
In future filings, to assist investors to better understand your liquidity position, please revise this section to disclose total cash and cash equivalents held at non-U.S. subsidiaries at each reported period. Clarify whether these funds are available for use in your operations in the United States without repatriation, and if so, discuss the strategies through which this is accomplished.

Response:
In response to the Staff’s comment, the Company will revise its disclosure in all future filings under Liquidity and Capital Resources to include the amount of cash and cash equivalents held by our non-U.S. subsidiaries in a manner similar to the below format:

“As of December 31, 20XX, we had $XX.X million of cash and cash equivalents on hand, of which $XX.X million was held by non-U.S. subsidiaries.  Cash and cash equivalents held by our non-U.S. subsidiaries are either generally available for use in our U.S. operations via intercompany loans or equity infusions or we intend to permanently reinvest them in our non-U.S. operations. We currently have no plans to repatriate permanently reinvested funds to fund our U.S. operations.  However, if we decided to repatriate such funds to our U.S. operations, we would be required to accrue and pay applicable U.S. (and non-U.S.) taxes.”

Item 8. Consolidated Financial Statements

Note 15. Income Taxes, page F-34

5.
We note the two reductions to your unrecognized tax benefits labeled “reductions based on tax positions related to prior years” and “reductions related to settlements with tax authorities.” Please tell us what each of the amounts represent and discuss your conclusions that the liability should be reduced.

Response:
The amount disclosed on the line of the tabular roll forward labeled “Reductions based on tax positions related to prior years” reflects the reduction in the Company’s liability for unrecognized tax benefits for pre-2015 exposures primarily related to: (1) re-measurements resulting in reductions of existing liabilities for unrecognized tax benefits and (2) reductions in liabilities for unrecognized tax benefits for which the Company was not assessed a liability by the relevant taxing jurisdiction and the Company considers the audit periods effectively settled. The Company generally considers an audit period effectively settled when either the statute of limitations has expired for the period in question and the taxing authority no longer has the legal right to audit the period or when the examination for a period is complete, a signed (where required) assessment is issued and the Company has no intention to contest the assessment.

The amount disclosed on the line of the tabular roll forward labeled “Reductions related to settlements with tax authorities” primarily relates to the reduction in the Company’s liability for unrecognized tax benefits for pre-2015 exposures for which the taxing authority has issued an assessment and the Company has no intention to contest the assessment. In relation to these liabilities, payment was made to the tax authority or a tax attribute was utilized in lieu of payment. The primary driver of the amount reported on this line in the tabular roll forward for the year ended December 31, 2015 is the tax payment made in 2015 related to our previously disclosed agreement with the IRS.

Note 20. Guarantor Financial Information, page F-46

6.
Please describe to us the nature of the errors in the presentation of intercompany activity leading to the restatement of the guarantor consolidating financial statements. Please also describe to us how the intercompany activity was previously presented and the underlying basis in GAAP for the revised presentation.

Response:
The Company revised previously disclosed consolidating financial information for errors identified in the process of preparing the footnote disclosures for the year ended December 31, 2015. The nature of the errors disclosed in Note 20 and the underlying basis for the revised presentation are summarized as follows:

Revisions related to the application of the equity method of accounting within the consolidating financial information:

•
Investments in consolidated subsidiaries on the condensed consolidating balance sheet and Equity earnings (loss) in subsidiaries, net of tax on the condensed consolidating statement of comprehensive income were corrected for errors in the amounts recorded in the application of the equity method of accounting in the Issuer and Guarantor entity columns presented within the disclosure.

•
Investments in consolidated subsidiaries reported in the “Other Subsidiaries” column in the condensed consolidating balance sheet was revised to eliminate the intercompany investments and related equity for legal entities that were presented on a combined basis within the “Other Subsidiaries” column. The prior presentation reflected, on a gross basis, investments in consolidated subsidiaries and related equity earnings (loss) in subsidiaries for legal entities owned by other entities reported within the “Other subsidiaries” column. The Company believes this revised presentation correctly reflects the combined financial position and results of operations of all other non-guarantor subsidiaries by eliminating the intercompany investments that exist within the “Other Subsidiaries” group of entities.

•
Other comprehensive income for several guarantor and issuer subsidiaries excluded Other comprehensive income attributed to the entity’s subsidiaries, which is inconsistent with the application of the equity method of accounting under GAAP. The revised Other comprehensive income amounts includes activity attributable to the guarantor entity as well as all activity attributable to subsidiaries of that entity.

Revision in the classification or presentation of certain other intercompany transactions:

•
Intercompany revenues and the related costs of sales were not properly reported on a gross basis in Net revenues and Cost of goods sold for certain guarantor entities. The Company revised the presentation to reflect all intercompany activity, including revenue and expenses derived from transactions with other subsidiaries of the ultimate parent company.

•
Internally allocated Selling and administrative expenses were previously presented within Other income/(expense), net as non-operating income or expense items as opposed to Selling and administrative expense which the Company believes is more appropriate given the nature of the underlying costs.

•
Intercompany receivables of certain guarantor entities included credit balances that were not properly classified as liabilities. Likewise, intercompany payables of certain guarantors included debit balances that were not properly classified as receivables. While these intercompany balances were properly eliminated in the consolidating financial statements included within the footnote, the revised presentation properly classifies intercompany balances as receivables or payables within the respective column based on the nature of amounts due to or from the respective subsidiary.

•
Certain intercompany balances that were long term in nature were not properly classified as noncurrent on the condensed consolidating balance sheet. The revised presentation classified all intercompany balances with contractual maturities longer than twelve months or otherwise meeting the related criteria, as noncurrent.

•
The prior presentation of cash flows in the consolidating financial information reflected all of the intercompany cash payments and receipts for intercompany loans and distributions within the financing cash flows category in the condensed consolidating statement of cash flows. The revised presentation properly classifies these intercompany cash flows as operating, investing or financing activities based on their nature.

As a result of these errors, the Company concluded that the controls over the preparation and review of the guarantor consolidating financial statements had not operated properly in prior periods resulting in a Significant Deficiency that was discussed with and reported to the Audit Committee.

* * * * *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Sincerely,

/s/ Susan K. Carter
Susan K. Carter
Senior Vice President and Chief Financial Officer

cc: Securities and Exchange Commission
Andri Carpenter
Gary Todd